                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               Cambex Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   132008103
------------------------------------------------------------------------------
                                 (CUSIP Number)

Associated Capital, L.P.                                Margery K. Neale, Esq.
A Cap, Inc.                          Shereff, Friedman, Hoffman & Goodman, LLP
Jay H. Zises                                                  919 Third Avenue
Selig A. Zises                                        New York, New York 10022
Nancy J. Frankel-Zises                                          (212) 758-9500
477 Madison Avenue, 14th Floor
New York, NY  10022
(212) 872-9660
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 4, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                  SCHEDULE 13D
------------------------------------------ ---------------------------- --------------------------------------------
CUSIP No.  056359102                                                    Page    2    of     10   Pages
           -------------                                                     -------     -------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         ASSOCIATED CAPITAL, L.P.
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [X]
                                                                                                         (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------- ------ ---------------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             438,500
     NUMBER OF        ------ ---------------------------------------------------------------------------------------
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ------ ---------------------------------------------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               438,500
       PERSON         ------ ---------------------------------------------------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER

-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         438,500
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.9%
-------- -----------------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                                 SCHEDULE 13D
------------------------------------------ ---------------------------- --------------------------------------------
CUSIP No.  056359102                                                    Page    3    of    10    Pages
           -------------                                                     -------     -------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         A CAP, INC.
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [X]
                                                                                                         (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------- ------ ---------------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             438,500
     NUMBER OF        ------ ---------------------------------------------------------------------------------------
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ------ ---------------------------------------------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               438,500
       PERSON         ------ ---------------------------------------------------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER

-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         438,500
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.9%
-------- -----------------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                                 SCHEDULE 13D
------------------------------------------ ---------------------------- --------------------------------------------
CUSIP No.  056359102                                                    Page    4    of    10    Pages
           -------------                                                     -------     -------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


         JAY H.  ZISES
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [X]
                                                                                                         (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC, PF, 00
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------- ------ ---------------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             483,500
     NUMBER OF        ------ ---------------------------------------------------------------------------------------
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY               15,000
      OWNED BY        ------ ---------------------------------------------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               483,500
       PERSON         ------ ---------------------------------------------------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER
                               15,000
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         498,500
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.6%
-------- -----------------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                                  SCHEDULE 13D
------------------------------------------ ---------------------------- --------------------------------------------
CUSIP No.  132008103                                                    Page      5     of      10     Pages
           -------------                                                     ----------     ----------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         SELIG A.  ZISES
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [X]
                                                                                                         (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF, OO
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
--------------------- ------ ---------------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             11,600
     NUMBER OF        ------ ---------------------------------------------------------------------------------------
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY             0
      OWNED BY        ------ ---------------------------------------------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               11,600
       PERSON         ------ ---------------------------------------------------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER
                             0
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           11,600
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

                  This Amendment No. 4 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission on June 28, 1995, as amended by Amendments No. 1, 2 and 3 thereto (the "Statement") with respect to the common stock, $.10 par value per share, of Cambex Corporation (the "Common Stock"). Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) Associated Capital is the beneficial and record owner of 438,500 shares of Common Stock, or 4.9% of the outstanding shares of Common Stock.

                  As the general partner of Associated Capital, A Cap has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 438,500 shares of Common Stock owned by Associated Capital. Accordingly, A Cap may be deemed to be the beneficial owner of such 438,500 shares of Common Stock or 4.9% of the outstanding shares of Common Stock.

                  Jay Zises, as President of A Cap, has the sole power to vote and to direct the voting of, and to dispose and to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by A Cap. Accordingly, Mr. Zises may be deemed to be the beneficial owner of such 438,500 shares of Common Stock or 4.9% of the outstanding shares of Common Stock.

                  Jay Zises is the beneficial and record owner of an aggregate of 45,000 shares of Common Stock or 0.5% of the outstanding in his personal account and individual retirement account ("IRA"). Mr. Zises also may be deemed to own beneficially an additional 15,000 shares of Common Stock or 0.2% of the outstanding in the account of his ex-wife, Susan Zises. In addition, as described below, Jay Zises also may be deemed to own beneficially any shares of Common Stock held in an UGMA account for the benefit of his daughter, Meryl Zises, and in the accounts of his son, Justin Zises, his daughters, Lara Zises and Samantha Zises, and his mother-in-law, Inge Frankel. Currently, no Common Stock is held in such accounts.

                  In addition to the 438,500 shares of Common Stock owned by Associated Capital, Jay Zises has sole power to vote or direct the vote of, and to dispose and to direct the disposition of, the 45,000 shares of Common Stock or 0.5% of the outstanding in Mr. Zises's personal and IRA accounts. In addition, Jay Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, the 15,000 shares held in the account of his ex-wife, Susan Zises. Jay Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, any shares of Common Stock which may hereafter be held in an UGMA account for the benefit of his daughter, Meryl Zises, and in the accounts of son, Justin

Zises, his daughters, Lara Zises and Samantha Zises, and his mother-in-law, Inge Frankel.

                  Selig A. Zises is the beneficial and record owner of an aggregate of 11,600 shares of Common Stock, or less than 0.1% of the outstanding shares of Common Stock, in Mr. Zises' personal account and Individual Retirement Account ("IRA"). In addition, as described below, Mr. Zises also may be deemed to own beneficially any shares of Common Stock held in the account of his daughter, Lynn Zises. Currently, no Common Stock is held in the account of Lynn Zises.

                  Selig A. Zises has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 11,600 shares of Common Stock, consisting of all of the shares held in Mr. Zises' personal and IRA accounts. Selig A. Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, any shares of Common Stock which may hereafter be held in Lynn Zises' account.

                  The number of shares beneficially owned by the above persons and the percentage of outstanding shares represented hereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership are based on 8,975,000 outstanding shares of Common Stock of the Issuer based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 29, 1996.

                  (c) All transactions in the Common Stock effected by the above persons since the filing of the previous amendment to the Statement are set forth in Exhibit C hereto and are incorporated herein by reference. All such transactions were effected in the open market. There have been no transactions in the Common Stock effected by the other Reporting Persons since such time.

Item 7.           Material to be Filed as Exhibits

                  Exhibit C.  Transactions in Common Stock of the Issuer.

SIGNATURE
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           ASSOCIATED CAPITAL, L.P.

                                           By: A CAP, INC., as General Partner


                                           By:  /s/ Jay H. Zises
                                               -------------------------------
                                                Jay H. Zises, President


                                           A CAP, INC.


                                           By:  /s/  Jay H. Zises
                                               -------------------------------
                                                Jay H. Zises, President


                                             /s/ Jay H. Zises
                                            ----------------------------------
                                             JAY H. ZISES


                                             /s/ Selig A. Zises
                                            ----------------------------------
                                             SELIG A. ZISES


Dated: October 17, 1996